Exhibit 99.1

Nano Dimension’s President & CEO Invests in the Company

Reports on Company Status in a Statement to the Shareholders

Nano Dimension’s USA HQ, Boca Raton, Florida, Aug. 05, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that Yoav Stern, who joined the Company as President and Chief Executive Officer in January 2020, is purchasing from the Company a Series A warrant to buy up to 6,880,402 of the Company’s ADSs for an aggregate exercise price of $5,160,302. The cost of the warrant is $150,000. The warrant will vest over a period of two and a half years and will have a term of seven years.

Simultaneously with his investment, Mr. Stern is forfeiting options to purchase 29,050,000 Ordinary Shares (pre-reverse split, or 581,000 on a post-reverse split basis) of the Company, previously granted to him under the Nano Dimension Ltd. Employee Stock Option Plan (2015).

Additional investment by Mr. Stern may occur in the future, at any time after the initial closing date of the warrant transaction, and so long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors. Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants.  The exercise price per ADS under the Series B Warrant will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants.

In a statement to the Company’s shareholders, Mr. Stern commented: “My investment was proposed by me six months ago when I joined the Company, but regulatory circumstances requested shareholders’ approval, which was granted on July 7, 2020. It is important for me to align my interests with my partners, the shareholders of Nano Dimension, by becoming an investor like them. In addition, it is as important to me to demonstrate my commitment to our devoted employees and forfeit all of my stock options so that they will be available for allocation to present and future teams, rather than myself.

Suffice it to say, that the structure of my investment, which limits me from selling its entirety for at least two and a half years, is an indication of my conviction in the tremendous mid-and-long term upside in the value of the Company.”

“The a posteriori question stemming from the suffix of the statement above relates to business prognosis for the short term. As I have stated in our last conference call on May 14, 2020, the revenue for Q2-2020 is expected to be close to zero. The Covid-19 effects are specifically cardinal as they relate to abrupt “hold-backs” on capital expenses. This is true even for our prospects and customers that slowly start to operate again (mostly in China and Europe, much less in the United States).  In my foray into an M&A search, with active help of Needham and Co., I can assure you that these phenomena are shared by the vast majority of the companies which I have inspected, out of approximately 50 companies that we have researched over the last 45 days. This is the bad news.

The good news is that contrary to most others in the 3D-printed electronic industry, and thanks to your support, we are positioned in the best possible way with enough cash that enables flexibility.

We have made a decision in Nano Dimension: If millions of dollars will be spent on go-to-market and sales and marketing to increase revenue dramatically in the short term, it will be a waste of time and money. The temporary-yet-prolonged effects of the corona pandemic is a fact, and the will of understandably confused and/or careful customers to invest in breakthrough, new prototyping and fabrication technologies of unique PCBs is dramatically hampered. We at Nano Dimension, cannot stop the tsunami. But we have enough air to dive under it and emerge in the mid-term as even clearer winners. Potentially, maybe with a few other, “last men standing” effect.

We have already taken the following steps over the last 45 days:

1.	Working assumptions have changed.

a.	We now assume that short-term negative economic effects of Covid-19 will not subside until at least the end of Q1/2021.
b.	We assume that any efforts and resources in sales and marketing will not show substantial enough results in the next 12 months.

2.	The long-term effect on our industry will be an increase demand for technology like ours, which enables prototyping and short-runs production of Hi-PEDS (High-Performance Electronic Devices) on-the-ground in the West, at prices and time-to-market that are competitive or superior to traditional multi-billion dollar PCB manufacturing industry in the Far-East.

3.	Temporarily (assuming three to four quarters), we have change priority: Only lightly investing in the commercial side of the business (sales and marketing). Simultaneously, we are accelerating our product and technology development, improving our competitive position.

4.	We intend to emerge with three breakthrough product roadmap achievements:

a.	Early 2021: DragonFly PIK (Performance Improvement Kit) Machine.
b.	Short Term: DragonFly MARK (Manufacturing And Reliability Kit Incorporating advanced industrial/commercial materials’ specs).
c.	Mid-Term: Next-Gen machine

I believe Nano Dimension will emerge out of the Covid-19 saga with a reinforced competitive market position and hence, growth potential will possibly manifest itself faster than expected.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that additional investment by Mr. Stern may occur in the future, that the Company is positioned in the best possible way with enough cash that enables flexibility, the effects of the Covid-19 pandemic on the Company and its industry, the Company’s intention to emerge with three breakthrough product roadmap achievements, emerging out of the Covid-19 saga with a reinforced competitive market position, and growth potential. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com